Exhibit 99.1

April 22, 2013

Members of the Board of Directors of Office Depot, Inc.
Office Depot, Inc.
6600 North Military Trail
Boca Raton, FL 33496

Dear Members of the Board,

Starboard Value LP, together with its affiliates (“Starboard”), currently owns approximately 14.8% of the outstanding common shares of Office Depot, Inc. (“Office Depot” or the “Company”), making us Office Depot’s largest common stockholder.  Additionally, pro forma for the proposed merger of Office Depot and OfficeMax Incorporated (“OfficeMax” and the proposed merger, the “OfficeMax Merger”), we believe Starboard would be the largest stockholder of the combined company.

As a reminder, on September 17, 2012, we sent a letter to the Board of Directors of Office Depot (the “Board”) outlining a number of initiatives to substantially improve value for stockholders.  These initiatives included, among other things, thoughts on how to dramatically improve the operating performance of the Company by approximately $300 million to $500 million by significantly reducing expenses as well as our belief that the Company’s 50/50 joint venture ownership of Office Depot de Mexico (the “Mexico JV Interest”) is non-core and has substantial hidden value.

We also stated that we had identified a number of individuals with significant retail operating experience who are far more qualified than the majority of the existing Board and we expressed our desire to join the Board to help the Company implement our proposed initiatives and create value for stockholders.  We also repeatedly expressed our willingness to join the Board alone because we believed our experience and interest in Office Depot could be valuable in the event that the Board were to undertake any potential negotiations with either OfficeMax or relating to the Mexico JV Interest.  Unfortunately, rather than work with us, the Board has ignored our offers.  While it is always difficult to criticize past behavior regarding a negotiated transaction, we strongly believe that had we been involved on the Board, both the OfficeMax Merger, as well as the outcome of exploring alternatives to maximize the value of the Mexico JV Interest, would have been handled far better for the benefit of Office Depot stockholders.

Since the announcement of the OfficeMax Merger, we have continued to have private discussions with you regarding Board representation.  We have made it clear to you that given the past underperformance of the Company under the current leadership and Board, we are uncomfortable with the execution and experience of the Board as currently composed.  We have continued to state that a large number of very important decisions will need to be made over the next several months, which extend beyond the selection of the CEO and the selection of board members to any combined board.  Adding new, highly-experienced directors to the Board now would substantially improve the outcome of those decisions, as well as many others, and would avoid missteps to be criticized after the fact. Similarly, if the OfficeMax Merger does not close for any reason, a highly-qualified Board will be far better equipped to choose the right management team and more successfully oversee the Company as a stand-alone entity.

While we are in favor of the OfficeMax Merger, we still feel it is critically important to substantially improve the Board as soon as possible.  Office Depot must begin to plan and build a strategy for a far improved company immediately.  Contrary to what you and we might hope, the OfficeMax Merger is not certain to close.  The Board and management, therefore, need to plan and prepare now to make Office Depot as strong as possible.   Early planning will ensure that the Company is fully prepared to succeed should the OfficeMax Merger not close and will be a stronger merger partner for the combined company should the OfficeMax Merger be consummated.  Improving the Board today is in the best interests of the Company, the employees, and the stockholders of both Office Depot and OfficeMax.

As an example, we are deeply frustrated by the Board’s lack of action regarding the sale of the Mexico JV Interest.  On February 27, 2013, we sent you a letter asking the Board to promptly obtain consent from OfficeMax under the merger agreement to immediately explore a sale of the Mexico JV Interest to maximize value for stockholders.  In our letter, we stated that a sale of this asset at a full and fair price is in the best interest of both Office Depot and OfficeMax stockholders if the OfficeMax Merger is completed as the Company would have a significantly stronger balance sheet from which to transform the pro-forma company and execute on any and all potential synergies.  Similarly, if the OfficeMax Merger is not completed for any reason, then Office Depot stockholders would benefit from the sale because the stand-alone company would be financially stronger having sold the asset.  On March 12, 2013, we followed up with a private letter once again urging the Board to send a formal written request to OfficeMax and setting forth our view that, consistent with the merger agreement, OfficeMax’s approval should not be unreasonably withheld given the clear benefits to stockholders of such a potential sale.

Almost two months have passed since our first letter asking the Company to obtain consent from OfficeMax and many more since we first wrote to the Board to impress the importance of exploring alternatives to monetize the valuable Mexico JV Interest. Yet, there is no evidence that the Board is considering an exploration of alternatives for the Mexico JV Interest, or whether any formal request has even been sent to OfficeMax or has been unreasonably denied.

Lost in all the excitement of the pending OfficeMax Merger, is the Board’s apparent complacency with regards to the Company’s continued poor operating performance.  Last quarter’s poor results, with same store sales down approximately 7%, and the reduction in year over year operating profit by approximately 28% are just the latest in a long history of underperformance under the stewardship of the current Board and management team.  As we have repeatedly stated, we believe the current Board and management of Office Depot lack the critical experience necessary to oversee a substantial improvement in profitability and the transformation of the Company.  Of the ten directors currently on the Board, only two directors have relevant retail operating experience outside of Office Depot.1  Further, the CEO, Neil Austrian, has no prior relevant retail operating experience outside of Office Depot.  Even more concerning is the Board’s decision to entrust the CEO role to someone with no retail operating experience when it is clear that the Company needs an experienced retail executive to transform the business.  It is important to point out that since the beginning of Mr. Austrian’s tenure as CEO in October 2010, the stock price has declined by approximately 20% to date and by approximately 48% prior to Starboard’s filing of an initial Schedule 13D with the SEC on September 17, 2012.  In fact, despite revenue declining by approximately $1 billion over that time, total general and administrative (G&A) expenses have actually increased and the operating margins of the Company are lower than both Staples, Inc. (“Staples”) and OfficeMax.

1 Based on current and prior experience disclosed by the Company in its proxy materials for the 2012 annual meeting of stockholders, except that with respect to Eugene Fife who was not included in the 2012 proxy materials, information was sourced from Office Depot’s website and Capital IQ. “Relevant Experience” is deemed to consist of substantial, relevant operational experience at a retailer other than Office Depot.

Office Depot does not have the luxury of simply hoping that everything works out down the road.  It is important to remember that Office Depot used to be the leading office supply retailer until a merger with Staples failed to close in 1997 and, unlike Staples, Office Depot was not prepared to execute as a stand-alone business. We do not want the risk of history repeating itself. Office Depot needs to have the best Board and management team possible to improve the operating performance of the Company now.  An improved Board and management team with a solid plan to improve profitability and stockholder value will not only make Office Depot a stronger stand-alone company, but will also drive improved results that will accrue to the benefit of OfficeMax stockholders in a merger and increase the chances of the merger being successful. However, it is critically important that a new enhanced Board starts now to implement a plan for the short term and the long term future success of the Company.  Only then will the Company be fully prepared to succeed under any circumstance.

Over the last several months, we have made every effort to work constructively with you to reconstitute the Board.  In our latest conversation, we offered to simply add four of our experienced nominees to the Board right away so that none of the current Board members would need to leave the Board at this time.  We also offered that only two of our highly-qualified nominees would be among the five directors contributed to any combined company board, thereby leaving three other available spots which would presumably be filled by Nigel Travis (in our view, the most qualified incumbent Board member with substantial retail experience) and two other directors (hopefully, highly-qualified directors with relevant experience).  This way, we believe that the Board can be strengthened with true industry experts and a stockholder representative in the boardroom to ensure that the Company is prepared for whatever challenges it may face in the future regardless of the outcome of the OfficeMax Merger.

Unfortunately, we are still awaiting a response to our offer and fear that, like all other constructive suggestions we have made, it has fallen on deaf ears as the Board continues to entrench itself rather than look out for the best interests of stockholders.  We have come to believe that the current Board may not only be less than ideally qualified, but may also be fractured and unable to make hard decisions that would clearly be in the best interests of all stockholders.

It has also become clear at this time that the Board has no intention of holding the 2013 Annual Meeting of stockholders in a timely manner under Delaware law and will instead continue to delay the meeting to frustrate the ability of stockholders to choose their representation on the Board.  We note that the Company held its 2012 Annual Meeting on April 26, 2012 and filed its proxy materials on March 15, 2012.  We further note that the Company has held its Annual Meeting during the latter half of April for at least the past six years.  Your response in our last meeting that the Company had to delay the 2013 Annual Meeting because of the announced OfficeMax Merger is entirely untrue.  As we pointed out in our meeting, OfficeMax, your merger partner, has already set an annual meeting date of April 29, 2013, consistent with its previous years’ annual meetings, and has already filed its proxy materials.  Office Depot’s stockholders deserve the opportunity now, without further delay, to elect the directors they want to represent their best interests (i) during the pendency of the proposed OfficeMax Merger, (ii) in selecting the future CEO of the Company and (iii) in selecting the directors who would be eligible to serve on the pro forma board should the proposed OfficeMax Merger be consummated.

Accordingly, we have no choice but to seek to bypass the ineffectiveness of the current Board by commencing a consent solicitation to give the stockholders of Office Depot an opportunity to elect their representation without further delay.  The consent solicitation process allows stockholders to take action in the absence of a stockholder meeting by obtaining and delivering the requisite number of written consents equal to the vote that would be required to approve such an action at a stockholder meeting. Earlier today we filed preliminary consent materials with the SEC in furtherance of a consent solicitation aimed at seeking stockholder approval to remove and replace up to four members of the current Board with our highly-qualified director candidates.  Among the four current Board members we are seeking to remove is one designated Board member who represents the interest of BC Partners, Inc. (“BC Partners”) on the Board.  We have discussed the truly poor governance implications of the arrangement with BC Partners in a prior letter, but note that among the terms of the investor rights agreement with BC Partners is a provision that even if stockholders remove one of BC Partners designated Board members a replacement BC Partners designee will be added back to the Board.  We, therefore, fully understand that we are ultimately providing stockholders the opportunity to add our four highly-qualified Board candidates, while removing three poorly-qualified incumbent directors and effectively expanding the Board to eleven members to accommodate the re-appointment of such BC Partners designee.

To be clear, the extraordinary action of launching a consent solicitation in this situation should be unnecessary and is entirely frustrating. We believe the current Board clearly lacks the requisite skill sets to dramatically improve the performance of the Company.  We cannot sit idly by and continue to accept a Board that is interested in entrenching itself and overseeing a business based entirely on hope.  We feel strongly that the Board needs to be stronger and far better prepared for all eventualities. We would consider possibly foregoing our consent solicitation if the Board immediately commits to a framework that would provide for the addition of our highly-qualified candidates to the Board.  In the meantime, however, we must continue to reserve our rights to pursue all necessary steps, including the consent solicitation, to ensure that Office Depot stockholders are provided with the opportunity to elect directors they believe will serve and protect their best interests in the boardroom.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Starboard Value LP

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